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                                                            EXHIBIT 20.1

News Release
California Public Utilities Commission
107 S. Broadway, Rm 5109,
Los Angeles, California 90012-4402


CONTACT:  Kyle DeVine                  January 10, 1996   CPUC - 503
          213-897-4225                                    (A.93-12-025)

                  CPUC SETS EDISON REVENUE REQUIREMENT;
           PROPOSES POLICY GUIDELINES FOR SONGS COST RECOVERY


     The California Public Utilities Commission (CPUC) today set the Southern California Edison Company (Edison) base revenue requirement for the General Rate Case (GRC) at $3.839 billion, bringing its total base revenue requirement (total ALBRR) to $4.017 billion. Broadly speaking, this total revenue requirement covers the fixed costs which Edison faces. This decision determines allowed costs and subsequent proceedings will flow those cost changes through to rates.

     This $4.017 billion represents a decrease from $4.115 billion as of January 1, 1995, primarily due to reductions in the cost of capital ($53.1 million), SONGS 1 ($11.7 million), nuclear refueling costs ($24.1 million) and other costs reviewed in the GRC itself ($9.1 million).

     Edison, San Diego Gas and Electric (SDG&E) and the Division of Ratepayer Advocates (DRA) reached a Settlement on these issues, called Phase 1 issues. The Commission also received substantial testimony on these issues. Today's order does not accept this proposed Settlement on Phase l, but develops its order from the testimony. Today's order reduces operating revenue by $9.1 million from the proposed Settlement. However, almost none of this reduction affects the direct labor cost for Edison employees who work in maintenance and operation functions. The order does align Edison's employee health care costs with the recent costs of other California utilities.

     Today's order also addresses the issues, called Phase 3 issues, of cost recovery for the San Onofre Nuclear Generating stations, Units Numbers 2 and 3 (SONGS 2&3). The order recognizes the joint proposal of Edison and SDG&E for recovery of SONGS 2&3 costs over the period from 1996 through 2003. This joint proposal developed a basic trade-off between accelerating the depreciation and lowering the allowed rate of return for the equity financed portion of the SONGS investment. This proposal also included a mechanism, called the ICIP (Incremental Cost Incentive Pricing), designed to have SONGS operating costs not exceed the alternative costs of power. Today's order proposes policy guidelines which differ in three important respects.

     First, for the equity financed portion of the SONGS investment, the guidelines allow a rate equal to 90 percent of the utilities' embedded cost of debt, which is consistent with the policy guideline in the Commission's recent Electric Restructuring Decision (D.95-12-063). As in the utilities' joint proposal, the order allows both utilities to recover the entire undepreciated value of the plant from 1996 through 2003. Second, the guidelines allow ratepayers and shareholders to share equally in benefits from the operation of the units after 2003. Third, the order requires the utilities to submit a reasonableness review showing if either unit remains shut down for an extended period. Edison and SDG&E jointly own the SONGS facility and these policy guidelines affect both utilities. The order allows Edison and SDG&E 25 days to respond to these guidelines.
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CPUC SETS EDISON REVENUE REQUIREMENT-2-2-2

Additional Phase 1 Revenue Requirement Issues

     The commission did not approve the full amount of the customer charge increases, which Edison had requested. The Commission approved lower customer charges because depressed economic conditions in Southern California have increased unemployment and increases in service charges would disapportionately impact low income customers. The commission has approved the following:

     o Service establishment charge for same day service will increase $7.50 from the current $10 to $17.50. Edison had requested a $15 increase to $25. Next day service will increase $5 from the current $5 to $10. Edison had requested a $10 increase to $15. Because the next day charge is fairly low, there will be no special low-income (LIRA) rate.

     o Reconnection charge for next day service is increased $2.50 from the current $10 to $12.50; Edison had requested a $5 increase to $15. Same day service is increased $5 from the current $15 to $20; Edison had requested a $10 increase to $25. After business hours or on weekends, the rate will increase $5 from the current $20 to $25; Edison has requested a $10 increase.

     o Field collection charge will be renamed field assignment charge and will include services provided at the home such as collecting money and disconnecting service. It will increase $5 from $5 to $10. Edison requested a $10 increase to $15.

     o The return check charge will increase $4 from the current $5 to $9. Edison had requested it be increased to $10.

     o The Commission will not allow a late payment charge to residential customers because Edison does not credit payments the day received.

     Today's order sets Research, Development and Demonstration (RD&D) funding at $29.7 million, $2.0 million more than the Settlement requested. it is $26.5 million less than Edison originally requested because increased competition in the electric industry will impact utilities involvement with RD&D. Demand-side management (DSM) funding was set at $69.3 million, $18.3 million more than the Settlement requested, for energy conservation measures that encourage efficient use of electricity.

     The Commission denied Edison's requested increases of $92.1 million for 1996 and $96.8 million for 1997 for anticipated increased investment costs, referred to as attrition increases. However, Edison may request the increases again if extraordinary economic conditions arise before performance-based ratemaking (PBR) is implemented for Edison. The Commission is considering PBR to replace the current complex and costly method of determining rates. PBR sets rates by using a formula that reflects inflation, utility efficiency in producing and providing electricity, and other utility costs.

     In its review of the request, the Commission wanted to hear concerns from the utility, other parties, consumers and Edison employees. Therefore, the Commission held 2 months of evidentary hearings, public participation hearings in 11 Southern California communities and a public hearing that focused on Edison employee concerns. The Commission also held a full panel hearing where all five commissioners listened to presentations by Edison, unions, consumer groups and the public.
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